SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 11, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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Commercial Production Started in Wenchang Project

(Hong Kong, July 11, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that the Company has earlier successfully started commercial production from the Wenchang offshore project in the South China Sea.

The Wenchang project, consisting of Wenchang 13-1 and 13-2 fields, is located in the western Pearl River Mouth Basin, about 400 kilometers southwest of Hong Kong and 140 kilometers east of Hainan Island. The Company discovered the two oil fields independently.

"The Wenchang project progressed on schedule and on budget, the expected production will contribute to material production increases offshore China in the 2nd half of the year", said Mr. Zhou Shouwei, Executive Vice President of the Company.

The Company has booked about 55.36 million barrels of oil net reserves in the Wenchang 13-1 and 13-2 fields. The peak average production capacity of this project should be around 50,000 barrels of oil per day.

The Company is the operator of both fields. The Company holds a 60 percent working interest and Husky holds the remaining 40 percent. The Company is producing oil from two fixed platforms and one FPSO named "Nanhai Endeavor".

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
          henry.chua@knprhk.com
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

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              ---------------------
                                              Name:   Cao Yunshi
                                              Title:  Company Secretary,
                                                      General Counsel and
                                                      Senior Vice President

Dated: July 11, 2002